Filed by YishengBio Co., Ltd

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Summit Healthcare Acquisition Corp.

Commission File No.: 001-40466

Date: February 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

SUMMIT HEALTHCARE ACQUISITION CORP.

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	001-40466	98-1574360
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 1101, 11th Floor 1 Lyndhurst Tower, 1 Lyndhurst Terrace Central, Hong Kong		N/A
(Address of Principal Executive Offices)		(Zip Code)

+852-2155-7212

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SMIHU	Nasdaq Capital Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	SMIH	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SMIHW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

Rescheduling of Extraordinary General Meeting

As previously announced, on September 29, 2022, Summit Healthcare Acquisition Corp. (the “Company” or “Summit”) entered into a business combination agreement (the “Business Combination Agreement”) with YishengBio Co., Ltd (to be renamed as YS Biopharma Co., Ltd., herein referred to as “YS Biopharma”) and other parties thereto, in connection with the proposed business combination (the “Business Combination”) between the Company and YS Biopharma.

On February 9, 2023, the Company announced that the Securities and Exchange Commission (the “SEC”) has declared the effectiveness of YS Biopharma’s registration statement on Form F-4 (the “Registration Statement”) in connection with the proposed Business Combination on February 7, 2023. The Company further announced that it has established a record date (the “Record Date”) of February 2, 2023 and will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at 9:00 a.m. Eastern Time on March 1, 2023, to approve the Business Combination.

The Company has decided to reschedule the Extraordinary General Meeting from 9:00 a.m. Eastern Time on March 1, 2023 to 9:00 a.m. Eastern Time on March 14, 2023, to allow more time for the preparation of closing logistics, and extend the redemption deadline from 5:00 p.m. Eastern Time on February 27, 2023 to 5:00 p.m. Eastern Time on March 10, 2023, two business days prior to the vote at the rescheduled Extraordinary General Meeting. February 2, 2023 will remain as the Record Date for the rescheduled Extraordinary General Meeting.

Any demand for redemption may be withdrawn at any time, with the Company’s consent, until the vote is taken with respect to the Business Combination. If a shareholder of the Company has delivered its shares for redemption to the Company’s transfer agent and has decided within the required timeframe not to exercise its redemption rights, it may request that the Company’s transfer agent return the shares (physically or electronically). Such requests may be made by contacting the Company’s transfer agent at:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the Extraordinary General Meeting. If your shares are held in “street name” you may revoke any prior vote or proxy by following the telephone and/or Internet voting procedures provided to you by your bank or broker until 9:00 a.m. Eastern Time on March 14, 2023.

Extraordinary General Meeting Details

The Extraordinary General Meeting will be held at 9:00 a.m. Eastern Time on March 14, 2023 at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong and virtually via live webcast. Rather than attending in person, the Company’s shareholders are encouraged to attend via live webcast at https://www.cstproxy.com/summithealthcarespac/2023 where they will be able to listen to the meeting live and vote during the meeting: Within the United States and Canada: +1 800-450-7155 (toll-free); outside of the United States and Canada: +1 857-999-9155 (standard rates apply); Conference ID: 0968107#. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement distributed by the Company in connection with Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. If you have any questions or need assistance voting, please contact Advantage Proxy, Inc., the Company’s proxy solicitor, at 1-877-870-8565 or 1-206-870-8565 (banks and brokers) or email at ksmith@advantageproxy.com.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K (the “Current Report”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Summit and YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Summit and YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the proposed Business Combination and other documents filed by YS Biopharma or Summit from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Summit nor YS Biopharma can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination transaction due to the failure to obtain approval from Summit’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by Summit’s public shareholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Summit and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Summit nor YS Biopharma presently know or that Summit and YS Biopharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this Current Report represent the views of Summit and YS Biopharma as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Summit and YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Summit or YS Biopharma as of any date subsequent to the date of this Current Report. Except as may be required by law, neither Summit nor YS Biopharma undertakes any duty to update these forward-looking statements.

Important Information for Shareholders and Investors

In connection with the Business Combination, YS Biopharma has filed a Registration Statement on Form F-4 (the “Form F-4”) with the SEC that includes a proxy statement of Summit that also constitutes a prospectus of YS Biopharma (the “Proxy Statement/Prospectus”), which was declared effective by the SEC on February 7, 2023. The Business Combination will be submitted to shareholders of Summit for their consideration and approval at the Extraordinary General Meeting. Summit and YS Biopharma prepared the Form F-4, which includes a definitive proxy statement which has been distributed to Summit’s shareholders in connection with Summit’s solicitation for proxies for the vote by Summit’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement. Summit has mailed the definitive proxy statement and other relevant documents to its shareholders as of the Record Date. Summit’s shareholders and other interested persons are urged and advised to read the definitive proxy statement/prospectus, as amended and supplemented, in connection with Summit’s solicitation of proxies for the Extraordinary General Meeting to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Summit, YS Biopharma and the proposed Business Combination. Summit’s shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC by YS Biopharma regarding the proposed Business Combination and documents filed with the SEC by Summit, without charge, at the SEC’s website located at https://www.sec.gov.

Participants in the Solicitation

Summit, YS Biopharma and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of Summit’s shareholders in connection with the proposed Investors and security holders may obtain more detailed information regarding Summit’s directors and executive officers in Summit’s filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Summit’s shareholders in connection with the proposed Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Summit’s shareholders generally, is set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Summit or YS Biopharma, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

This Current Report is not a substitute for the Registration Statement or for any other document that Summit or YS Biopharma has filed and may file with the SEC in connection with the proposed Business Combination. You are urged to read the documents filed with the SEC carefully and in their entirety because they will contain important information. You may obtain free copies of other documents filed with the SEC by Summit and YS Biopharma through the website maintained by the SEC at https://www.sec.gov.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT HEALTHCARE ACQUISITION CORP.
Dated: February 21, 2023

	By:	/s/ Bo Tan
Bo Tan
Chief Executive Officer, Co-Chief Investment Officer and Director